                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Sequa Corporation
                                (Name of Issuer)

                       Class A Common Stock, no par value
                         (Title of Class of Securities)

                                    81732 010
                                 (CUSIP Number)

                              Neal T. Dorman, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                January 25, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                    SCHEDULE 13D
CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Gail Binderman

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a)x
                                                              (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                00

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    68,596
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  4,041,383
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 68,596
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     4,041,383

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,109,979

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                40.5 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

         (1)   Based on (i) 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006 and (ii) the issuance of 35,000 shares of stock as disclosed in the Issuer's Current Report on Form 8-K filed on January 31, 2007 (collectively, "Class A Stock
               Outstanding").

The Executors, the Foundation and the Corporations (all as defined in the
Schedule (as defined below)) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on January 29, 2007
(the "Schedule") as follows:

This Statement relates to the Class A common stock, no par value (the "Class A
Stock"), of Sequa Corporation (the "Company").

Item 2.  Identity and Background.
         -----------------------

Item 2(a)-(c) of the Schedule is hereby amended by deleting the second full sentence of the second full paragraph thereof and inserting the following language in its stead:

"Binderman is employed as director of corporate strategy and development and an investment officer by Ampacet Corporation, a New York corporation engaged in the plastic colors and concentrates business with principal executive offices located at 660 White Plains Road, Tarrytown, New York, and is a director of the
Company."

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

Item 3 of the Schedule is hereby amended by deleting the first full sentence of the second full paragraph thereof and inserting the following language in its stead:

"Binderman individually owns 66,078 shares of Class A Stock and is the trustee of a trust for the benefit of her daughter which trust owns 1,317 shares of
Class A Stock."

Item 3 of the Schedule is hereby further supplemented by adding the following language as the third full paragraph thereof:

"On January 25, 2007 5,000 shares of Class A Stock were issued to Binderman pursuant to the 2003 Sequa Corporation Directors' Stock Award Plan (the "Plan").
The shares are restricted from disposition or transfer in accordance with the provisions set forth in the Plan; such restrictions will lapse as to one-fifth of the shares covered by the grant on each of the next five anniversaries of the grant date."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"Each of the Executors beneficially owns (as defined by Rule 13d-3 under the
Act) 86,739 shares, or 1.1% of the shares, of Class A Stock Outstanding. 35,000 of such shares are issuable pursuant to presently exercisable options. The
Foundation beneficially owns 110,415 shares, or 1.4% of the shares, of Class A
Stock Outstanding. Forfed beneficially owns 1,743,143 shares, or 21.5% of the shares, of Class A Stock Outstanding. Fifty Broad beneficially owns 14,297 shares, or .2% of the shares, of Class A Stock Outstanding. 42 New beneficially owns 45,000 shares, or .6% of the shares, of Class A Stock Outstanding. Youandi beneficially owns 30,000 shares, or .4% of the shares, of Class A Stock
Outstanding. Binderman, individually and as trustee for her daughter,

beneficially owns 67,395 shares, or .8% of the shares, of Class A Stock
Outstanding. Alexander individually beneficially owns 62,892 shares, or .8% of the shares, of Class A Stock Outstanding. Zoffness individually (including the shares held as joint tenants) beneficially owns 55,023 shares, or .7% of the shares, of Class A Stock Outstanding. Through the holdings of the Estate, Mrs.
Alexander is the beneficial owner of 2,030,224 shares, or 25% of the shares, of
Class A Stock Outstanding. Aggregating the holdings of the Estate and shares owned individually by each of them (including in the case of (x) Binderman the shares owned by a trust for the benefit of her daughter and (y) Zoffness the shares held as joint tenants), (i) Binderman beneficially owns 2,097,619 shares, or 25.8% of the shares, of Class A Stock Outstanding, (ii) Alexander beneficially owns 2,093,116 shares, or 25.8% of the shares, of Class A Stock
Outstanding, and (iii) Zoffness beneficially owns 2,085,247 shares, or 25.7% of the shares, of Class A Stock Outstanding."

In addition to their ownership of the shares of Class A Stock, the Executors also beneficially own directly and through the Corporations shares of the
Company's Class B Common Stock (the "Class B Stock"). Each of Binderman,
Alexander and Zoffness, in their capacities as Trustees under a (i) grantor retained annuity trust known as "Gail Binderman, Mark Alexander and Sharon
Zoffness as Trustees u/i dtd July 13, 2005" (the "July 2005 Trust") and (ii)
second grantor retained annuity trust known as "Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005" (the "Second July 2005
Trust") beneficially own shares of Class B Stock. Reference is hereby made to the Statement on Schedule 13D concerning the Class B Stock filed by the
Executors, the Corporations, the July 2005 Trust, the Second July 2005 Trust,
Binderman, Alexander and Zoffness concurrently with the filing of this
Statement. The Class B Stock is convertible into Class A Stock on a one-for-one basis. Accordingly, each of the Executors beneficially owns (as defined by Rule
13d-3 under the Act) 285,895 shares, or 3.4% of the shares, of Class A Stock
Outstanding; the Foundation beneficially owns 110,415 shares, or 1.4% of the shares, of Class A Stock Outstanding; Forfed beneficially owns 3,122,986 shares, or 33% of the shares, of Class A Stock Outstanding; Courtney beneficially owns
68,524 shares, or .8% of the shares, of Class A Stock Outstanding; Fifty Broad beneficially owns 182,175 shares, or 2.2% of the shares, of Class A Stock
Outstanding; 42 New beneficially owns 90,000 shares, or 1.1% of the shares, of
Class A Stock Outstanding; Youandi beneficially owns 60,000 shares, or .7% of the shares, of Class A Stock Outstanding; Binderman, individually and as trustee for her daughter, beneficially owns 68,596 shares, or .9% of the shares, of
Class A Stock Outstanding; Alexander individually beneficially owns 63,541 shares, or .8% of the shares, of Class A Stock Outstanding; Zoffness individually (including the shares held as joint tenants) beneficially owns
56,215 shares, or .7% of the shares, of Class A Stock Outstanding; the July 2005
Trust beneficially owns 83,234 shares, or 1% of the shares, of Class A Stock
Outstanding; and the Second July 2005 Trust beneficially owns 38,154 shares, or
..5% of the shares, of Class A Stock Outstanding. Through the holdings of the
Estate, Mrs. Alexander is the beneficial owner of 3,919,995 shares, or 39.1% of the shares, of Class A Stock Outstanding. Aggregating the holdings of the Estate and shares owned individually by each of them (including in the case of (x)
Binderman the shares owned by a trust for the benefit of her daughter and (y)
Zoffness the shares held as joint tenants), (i) Binderman beneficially owns
4,109,979 shares, or 40.5% of the shares, of Class A Stock Outstanding, (ii)
Alexander beneficially owns 4,104,924 shares, or 40.5% of the shares, of Class A
Stock Outstanding, and (iii) Zoffness beneficially owns 4,097,598 shares, or
40.4% of the shares, of Class A Stock Outstanding."

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(b) The Executors, acting together, have the sole right to vote and dispose of the 86,739 shares (285,895 shares on a converted basis) of Class A Stock held in their names. Each of the above Foundation and Corporations has the sole right to vote and dispose of all of its shares of Class A Stock, but the Executors, by virtue of their ownership and positions with the Foundation and the
Corporations, acting together, have the power to vote and dispose of all of the shares of Class A Stock owned by the Foundation and the Corporations. Mrs.
Alexander has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (3,919,995 shares on a converted basis) of Class A Stock. Binderman has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 67,395 shares (68,596 shares on a converted basis) of Class A Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (4,041,383 shares on a converted basis) of Class
A Stock. Alexander has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 62,892 shares (63,541 shares on a converted basis) of Class A Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (4,041,383 shares on a converted basis) of Class A Stock (4,041,383 shares on a converted basis). Zoffness has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 55,023 shares
(56,215 shares on a converted basis) of Class A Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (4,041,383 shares on a converted basis) of Class
A Stock."

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(c) Except for the acquisition of the 5,000 shares of Class A Stock granted
Binderman on January 25, 2007 and as described in the Schedule filed on January
29, 2007, none of the Executors, the Foundation, the Corporations, Mrs.
Alexander, Binderman, Alexander or Zoffness, effected any transaction in the
Class A Stock during the past sixty days."

Item 7.  Material To Be Filed As Exhibits.
         --------------------------------

         Exhibit 1         Certain Information about Executive Officers and
                           Directors of the Foundation and Corporations.*

         Exhibit 2         Last Will and Testament of Norman E. Alexander.**

*Previously filed. The Exhibit is re-filed to correct the spelling of the
Secretary's name.

**Previously filed. Conformed versions of the signature page and Affidavit are filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

                                         /s/ Marjorie Alexander
                                         -------------------------
                                         Marjorie Alexander

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

                                         FIFTY BROAD STREET, INC.
                                         FORFED CORPORATION
                                         42 NEW STREET, INC.
                                         YOUANDI CORPORATION
                                         COURTNEY CORPORATION

                                         /s/ Gail Binderman
                                         -------------------------
                                         Gail Binderman
                                         Individually and on behalf of
                                         the above named Corporations as
                                         Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
                                         /s/ Mark Alexander
                                         -------------------------
                                         Mark Alexander

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
                                         /s/ Sharon Zoffness
                                         -------------------------
                                         Sharon Zoffness

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
                                         NORMAN E. ALEXANDER FAMILY FOUNDATION

                                         /s/ Gail Binderman
                                         -------------------------
                                         Gail Binderman

                                  EXHIBIT INDEX

Exhibit 1    Certain Information about Executive Officers and Directors of the
             Foundation and Corporations.*

Exhibit 2    Last Will and Testament of Norman E. Alexander.**

*Previously filed. The Exhibit is re-filed to correct the spelling of the
Secretary's name.
**Previously filed. Conformed versions of the signature page and Affidavit are filed herewith.